EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

June 10, 2013	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO SILVER PROVIDES UPDATED MINERAL RESOURCE ESTIMATE FOR THE AVINO PROPERTY

Avino Silver & Gold Mines Ltd. ("Avino" or the "Company") is pleased to announce the completion of the resource estimates from the San Gonzalo and Avino mine systems. Both systems are located on Avino’s property near Durango in west-central Mexico.  Both mineral resource estimates are being compiled in an updated technical report prepared by Tetra Tech, an independent engineering consultant commissioned by Avino.

Below is a summary of current mineral resources at the San Gonzalo and Avino Mines as well as the oxide tailings resource (as reported in the July 2012 Technical Report on the Avino Property) grouped into the measured, indicated and inferred categories. The effective dates of the resource estimates are June 10, 2013 for San Gonzalo and Avino Mines, while the effective date for the Oxide Tailings is July 24, 2012, but it is still considered current. The Avino and San Gonzalo mineral resource estimates were prepared by Robert Morrison, Ph.D., P.Geo., while the oxide tailings resource was prepared by Mike O’Brien, M.Sc., P.Geo.  Dr. Morrison and Mr. O’Brien are both employees of Tetra Tech, and independent of the Company, as defined by Section 1.5 of NI 43-101.

				Contained Metal				Grade
Resource Category	Deposit	Cut-off Ag Eq*	Tonnes	Ag_Eq (oz)	Ag (oz)	Au (oz)	Cu (t)	Ag_Eq (g/t)	Ag (g/t)	Au (g/t)	Cu (%)
Measured	San Gonzalo System	150	71,416	914,791	759,801	3,288	N/A	398	331	1.432	N/A
Total Measured - All Deposits			71,416	914,791	759,801	3,288	N/A

Indicated	Avino System	100	4,253,968	23,838,629	10,835,338	72,207	30,914	174.3	79.2	0.528	0.727
Indicated	San Gonzalo System	150	222,407	2,763,069	2,043,514	15,263	N/A	386	286	2.134	N/A
Total Indicated - All Deposits			4,476,375	26,601,698	12,878,852	87,470	30,914

Total Measured & Indicated – All Deposits			4,547,791	27,516,489	13,638,653	90,758	30,914

Inferred	Avino System	100	3,220,896	16,262,944	7,068,831	75,858	17,719	157	68.3	0.733	0.55
Inferred	San Gonzalo System	150	1,085,276	10,494,843	8,158,834	49,549	N/A	300.8	233.8	1.42	N/A
Inferred	Oxide Tailings	50*	2,340,000	N/A	6,660,000	39,530	N/A	N/A	91.3	0.54	N/A
Total Inferred - All Deposits			6,646,172	26,757,787	21,887,665	164,937	17,719

*Ag Eq not calculated for the oxide tailings resource; cut-off in g/t Ag.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

"We are very pleased with the results of this study. We’ve substantially increased the resource at San Gonzalo and have the first ever mineral resource estimate on the main Avino Mine. The Avino property has an extensive mining history; with this new resource estimate and our improving exploration capabilities, Avino is poised to continue that legacy into the foreseeable future”

David Wolfin, President, CEO and director of Avino Silver and Gold

Highlights of the San Gonzalo Mine Resource include:

•
A measured and indicated silver resource of 293,823 tonnes at an average grade of 297 g/t silver and 1.98 g/t gold totaling 2,803,315 troy ounces of silver and 18,551 troy ounces of gold using a base case cut-off grade of 150 g/t silver equivalent.

•
An inferred silver resource of 1,085,276 tonnes at an average grade of 233.8 g/t silver and 1.42 g/t gold totaling 8,158,834 troy ounces of silver and 49,549 troy ounces of gold using a base case cut-off grade of 150 g/t for silver equivalent.

Highlights of the Avino Mine Resource include:

•
An indicated silver resource of 4,253,968 tonnes at an average grade of 79.2 g/t silver, 0.528 g/t gold and 0.727% copper totaling 10,835,338 troy ounces of silver, 72,207 troy ounces of gold and 30,914 tonnes copper using a base case cut-off grade of 100 g/t silver equivalent.

•
An inferred silver resource of 3,220,896 tonnes at an average grade of 68.3 g/t silver, 0.733 g/t gold and 0.55% copper totaling 7,068,831 troy ounces of silver, 75,858 troy ounces of gold and 17,719 tonnes of copper using a base case cut-off grade of 100 g/t silver equivalent.

San Gonzalo Mine System:

The San Gonzalo Mine estimate was based on data from surface diamond drill programs between 2007 and 2011 (64 holes and 14,624 metres of drilling) and underground development sampling data from levels 1, 2, 3 and 4. Modelling of this data also shows the presence of mineralization for the nearby Angelica vein and its resource estimate has been added to those of the San Gonzalo vein.

The base case scenario used in the estimation assumes a silver price of $US20 which translates into a cut-off grade of 150 g/t silver equivalent at San Gonzalo. The current silver price analysis using US$24.50 per ounce establishes a cut-off grade of 120 g/t for silver equivalent. Since commercial production began in October 2012, Avino has been using a cut-off grade of 120 g/t for silver equivalent.

A summary of the resource at the San Gonzalo mine using different cut off grades is presented below:

						Metal			Grade
Resource Category	Ag_Eq Cut-off	Volume (m3)	Tonnes	Density	Ag_Eq (oz)	Ag (oz)	Au (oz)	Ag_Eq (g/t)	Ag (g/t)	Au (g/t)

Measured and	50	163,400	425,764	2.606	4,076,578	3,124,273	20,199	297.8	228.2	1.476
Indicated	100	134,112	349,348	2.605	3,901,468	2,987,063	19,396	347.4	265.9	1.727
	120	126,688	329,323	2.599	3,830,639	2,927,804	19,150	361.8	276.5	1.809
	150	113,264	293,822	2.594	3,677,861	2,803,315	18,550	389.3	296.8	1.964
	200	89,704	231,583	2.582	3,325,495	2,528,182	16,912	446.6	339.6	2.271
	250	76,672	197,530	2.576	3,079,688	2,339,140	15,708	484.9	368.3	2.473
Inferred	50	560,128	1,476,184	2.635	11,899,790	9,281,947	55,527	250.7	195.6	1.170
	100	512,920	1,352,355	2.637	11,615,072	9,055,601	54,289	267.1	208.3	1.249
	120	488,944	1,289,240	2.637	11,391,021	8,880,117	53,259	274.8	214.2	1.285
	150	412,200	1,085,276	2.633	10,494,843	8,158,834	49,549	300.8	233.8	1.420
	200	296,232	779,484	2.631	8,811,481	6,824,184	42,153	351.6	272.3	1.682
	250	209,536	551,401	2.632	7,148,532	5,508,613	34,785	403.2	310.7	1.962

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Avino Mine System:

The Avino Mine estimate was based on data from surface diamond drill programs between 2006 and 2012 (34 holes and 11,523 metres of drilling). Historic mining information was also provided to assist with the modelling of the deposit for the mined out open pit and underground areas as well as to project the shape of the deposit below the 12th level. The 3D wire frame model shows the presence of another mineralization zone called the “Hanging Wall Breccia” or “Cross Cutting Vein”. Its resource estimate has been included in the Avino Mine system.

A summary of the resource at the Avino mine using different cut off grades is presented below:

					Metal				Grade
Resource Category	Cut-off Ag Eq	Volume (m3)	Tonnes	Density	Ag_Eq (oz)	Ag (oz)	Au (oz)	Cu (t)	Ag_Eq (g/t)	Ag (g/t)	Au (g/t)	Cu (%)

Indicated	50	3,156,176	8,485,813	2.689	33,698,095	14,645,088	105,279	45,384	123.5	53.7	0.386	0.535
	80	2,113,760	5,673,771	2.684	27,938,365	12,390,900	86,867	36,874	153.2	67.9	0.476	0.650
	100	1,584,648	4,253,968	2.684	23,838,629	10,835,338	72,207	30,914	174.3	79.2	0.528	0.727
	150	863,528	2,327,430	2.695	16,205,941	7,697,377	46,408	20,369	216.6	102.9	0.620	0.875
	200	405,792	1,105,097	2.723	9,474,178	4,522,283	27,828	11,718	266.7	127.3	0.783	1.060
	250	218,048	596,569	2.736	5,820,374	2,792,304	16,552	7,243	303.5	145.6	0.863	1.214
Inferred	50	3,316,272	8,982,925	2.709	29,258,352	12,407,216	130,031	33,978	101.3	43.0	0.450	0.378
	80	1,742,616	4,710,633	2.703	20,488,097	8,718,189	97,196	22,668	135.3	57.6	0.642	0.481
	100	1,193,320	3,220,896	2.699	16,262,944	7,068,831	75,858	17,719	157.0	68.3	0.733	0.550
	150	519,704	1,399,366	2.693	8,967,681	4,229,254	29,878	10,670	199.3	94.0	0.664	0.763
	200	204,560	552,562	2.701	4,338,265	2,289,307	7,375	5,539	244.2	128.9	0.415	1.002
	250	71,344	195,258	2.737	1,802,917	1,022,743	2,284	2,197	287.2	162.9	0.364	1.125

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Method of Mineral Resource Calculation

The Avino system and San Gonzalo system mineral resources were modelled and estimated using Datamine™ software version 3.20.6140.0.  The reported mineral resource was interpolated using ordinary kriging (OK) and capped grades. Avino mineralization included the interpolation of silver, gold and copper, while San Gonzalo mineralization included the interpolation of silver and gold. Where sufficient data was available, specific gravity (SG) was estimated using OK, otherwise the average estimated value was assigned.

Reported cut-offs utilize a silver equivalent (Ag_Eq) calculation where the total metal value is converted into an in situ silver resource.  For reporting purposes, a base-case Ag_Eq cut-off of 100 g/t is used for the Avino system and an Ag_Eq cut-off of 150 g/t is used for the San Gonzalo system.  Current cut-offs used for financial projections by Avino, based on recent market prices, include 80 g/t for the Avino system and 120 g/t for the San Gonzalo system.

To calculate the above silver equivalent grades, Avino has assumed a price of silver of US $20 per oz., a price of copper of US $3.66 per lb. with a recovery rate of 85% for copper, and a price of gold of US $1,507 per oz., with 75% recovery rate for gold at the Avino Mine and 70% recovery rate for gold at the San Gonzalo Mine.

The oxide tailings mineral resource was estimated using Geovariance Isatis™ software and OK interpolation with uncapped grades.  The assay values for this estimate are based on 28 drill holes which were completed on the tailings by CMMA in 1990, and include 407.75 m of drilling and 383 assays of both gold and silver.  A specific gravity of 1.605 was used based on the global average for the oxide tailings reported by Slim (2005d).  For reporting purposes, a silver cut-off of 50 g/t was used; an Ag Eq value was not calculated for the oxide tailings. This mineral resource was estimated by Mr. Mike O’Brien, and has an effective date of July 24, 2012.  It was originally disclosed by Tetra Tech (2012), but is considered current.

Improving Exploration Abilities

Avino recently purchased Gemcom 3D software and plans to import the new digital database compiled by Tetra Tech during the resource calculation process. This new software will allow Avino’s 4 geologists to compile significant raw data---including 80 Kilometres of IP (Induced Polarization) Geophysics, 1,500 soil samples, topography, drill hole data and satellite imagery collected between 2006 and 2008 before the Company’s priority shifted to San Gonzalo Mine development and mill refurbishment. Using this technology, management anticipates finding new significant drill targets. The Company owns two drill rigs (one surface and one underground) and has the capability to drill these new targets as well as existing targets once the 3D model is completed.

Technical Report Filing

Avino will file the Tetra Tech NI 43-101 Technical Report from which the above resource numbers were derived, onto the SEDAR website upon receipt within the next 45 days.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino Consultant and Mr. Jasman Yee, P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release

About Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.